August 12, 2019

Ryan Garland
Manager
Paradyme Equities, LLC
29465 Ridgeline Court
Temecula, CA 92590

       Re: Paradyme Equities, LLC
           Offering Statement on Form 1-A
           Filed July 17, 2019
           File No. 024-11042

Dear Mr. Garland:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed July 17, 2019

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the
      Investment Advisers Act of 1940 to your external manager.
3. We note your disclosure on page 3 that subscribers are bound by the dispute resolution procedures, including mandatory arbitration, and that these dispute resolution procedures do not apply to claims under the federal securities laws. Please revise your operating
 Ryan Garland
FirstNameEquities, LLC Garland
Paradyme LastNameRyan
Comapany NameParadyme Equities, LLC
August 12, 2019
August 12, 2019 Page 2
Page 2
FirstName LastName
         agreement and subscription agreement to state that such dispute resolution procedures, including mandatory arbitration, do not apply to any claims under the federal securities laws and the rules and regulations thereunder.
Cover Page

4. You state on page 2 that "all subscription funds remain in a designated escrow account."
         However, you state elsewhere that "[s]ubscription funds may remain in the Company's segregated Subscription account," which "will not be an escrow account." Please revise to address this apparent discrepancy.
5. Please revise to clarify that if you do not raise the minimum threshold, any money tendered by potential investors will be promptly returned, or advise us why this revision is not necessary.
Use of Proceeds, page 32

6. Please revise your disclosure to include a column in the table on page 33 for the minimum offering or explain to us why you do not believe a revision is necessary.
7. We note your disclosure on page 34 that "[t]he Manager will pay the offering expenses of
         $50,000 regardless of the amount of Class A Interests we sell and will only be reimbursed if the Company raises a minimum of $1,000,000." We also note your disclosure on page
         33 that you expect to incur $60,000 in offering expenses and your disclosure on page 34 that "the Manager has incurred $51,200 to the Company for offering expenses . . . ."
         Please revise to clarify whether you plan to reimburse your Manager for expenses in excess of $50,000. We further note that Class B Interests were issued at formation. Please revise to clarify whether your Manager will be issued additional Class B Interests in exchange for its payment of offering expenses and whether your Manager will be reimbursed for all the offering expenses if you raise the minimum of $1,000,000 as well as retain all of its Class B Interests.
Description of Business, page 44

8. We note your disclosure throughout regarding your preferred return of 8%. Given your lack of assets and operating history, please tell us why you believe this disclosure is appropriate and how you determined that this number has a reasonable basis. Refer to
         Part II(b) of Form 1-A.
Certain Relationships and Related Party Transactions, page 66

9. Please revise to quantify the fees payable to your Manager. Prior Performance, page 67

10. We note that Paradyme Luxury Equities, LLC has invested in three properties that are
 Ryan Garland
Paradyme Equities, LLC
August 12, 2019
Page 3
         currently under development. Please revise your disclosure to clarify:
           The nature of Paradyme Luxury Equities, LLC ownership interest in each property
             (e.g. equity vs. debt)
           Whether Paradyme Luxury Equities, LLC owns the properties in their entirety or own a percentage interest in the properties, and the percentage owned if applicable.
           The amount invested in each property
           Whether Paradyme Luxury Equities, LLC has any future funding commitments related to one or more of these investments
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact William Demarest, Staff Accountant, at 202-551-3432 or Robert
Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                             Sincerely,
FirstName LastNameRyan Garland
                                                             Division of
Corporation Finance
Comapany NameParadyme Equities, LLC
                                                             Office of Real
Estate and
August 12, 2019 Page 3                                       Commodities
FirstName LastName